Room 4561

December 12, 2007

Mr. Michael J. Beach
Chief Financial Officer
Blackboard, Inc.
1899 L Street, N.W.
Washington, D.C. 20036

      RE: Blackboard, Inc.
                  Form 10-K for the Fiscal Year December 31, 2006
                  File No. 000-50784

Dear Mr. Beach:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              Kathleen Collins
                              Accounting Branch Chief